SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K



03027142

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the calendar plan year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


SEC MAIL
PROCESSING
RECEIVED
JUL 15 2003
WASH, D.C.
188
SECTION

For the transition period from ____________ to _____________

Commission file number 0-10726

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

C-COR.net Corp. Supplemental Executive Retirement Plan

B. Name of the issuer of the securities help pursuant to the plan and the address of its principal executive offices:

C-COR.net Corp.
60 Decibel Road
State College, Pennsylvania 16801-7530

Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

David A. Woodle
President and CEO
C-COR.net Corp.
60 Decibel Road
State College, Pennsylvania 16801
(814) 238-2461

This document contains 13 pages.

REQUIRED INFORMATION

This document contains 13 pages.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

C-COR.net Corp. Supplemental Executive Retirement Plan

C-COR.net CORP.
Plan Administrator



DATE: July 14, 2003

By: /s/ Joseph E. Zavacky
Joseph E. Zavacky
Controller and Assistant Secretary

This document contains 12 pages.

PHL_A #1774348 v1

C-COR.NET CORP.
SUPPLEMENTAL EXECUTIVE
RETIREMENT PLAN

Table of Contents



30 North Third Street
Suite 200
PO Box 1190
Harrisburg, PA 17108-1190

Independent Auditors' Report

To the Board of Directors
C-COR.net Corp.:

We have audited the accompanying statements of net assets available for benefits of the C-COR.net Corp. Supplemental Executive Retirement Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

July 3, 2003



C-COR.NET CORP.
SUPPLEMENTAL EXECUTIVE
RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Cash equivalents	$ —	12,189
Investments:		
At estimated fair value:		
Pooled separate accounts	809,094	851,848
At quoted fair value:		
C-COR.net Corp. common stock	148,165	459,611
At contract value:		
Investment contract with insurance company	23,365	—
Total investments	980,624	1,311,459
Receivables:		
Employer contribution	—	4,820
Employee contributions	—	10,879
Accrued income	—	23
Total assets	980,624	1,339,370
Liabilities:		
Employer contribution payable to qualified plan	86,523	54,299
Employee contributions payable to qualified plan	79,318	61,547
Total liabilities	165,841	115,846
Net assets available for benefits	$ 814,783	1,223,524

See accompanying notes to financial statements.

C-COR.NET CORP.
SUPPLEMENTAL EXECUTIVE
RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Additions to net assets attributed to:		
Investment income (loss):		
Interest income	$ 8,077	3,831
Net appreciation (depreciation) in fair value of investments	(637,102)	97,791
	(629,025)	101,622
Contributions:		
Employer contributions	123,599	107,590
Employee contributions	368,239	292,081
	491,838	399,671
Total additions	(137,187)	501,293
Deductions from net assets attributed to:		
Benefits paid to participants	105,532	57,557
Administrative expenses	181	—
Total deductions	105,713	57,557
Transfers to qualified plan:		
Employer	86,523	54,299
Employee	79,318	61,547
	165,841	115,846
Net increase (decrease)	(408,741)	327,890
Net assets available for benefits:		
Beginning of year	1,223,524	895,634
End of year	$ 814,783	1,223,524

See accompanying notes to financial statements.

C-COR.NET CORP.
SUPPLEMENTAL EXECUTIVE
RETIREMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1) Description of Plan

The following brief description of the C-COR.net Corp. Supplemental Executive Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is intended to provide the accumulation of supplemental funds for retirement on a tax-deferred basis for a select group of management employees or highly compensated employees. The Plan was established May 1, 1996. Eligibility to participate in the Plan is limited to eligible employees of C-COR.net Corp. (the Company) who have completed one month of employment and are designated by the Committee appointed by the Board of Directors (the Committee) to administer the Plan.

(b) Contributions

1) Employee Pre-Tax Contributions

Participants may direct the Company to reduce their base salary by up to 30% (in whole percentages). In addition, participants may contribute up to 100% of their incentive plan compensation. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 7 pooled separate accounts, Company common stock and an insurance company investment contract as investment options for participants.

2) Employer Matching Contributions

The Company may match eligible employee contributions, in an amount up to 6% of participant's compensation. The employer matching rate percentage is determined annually by the Company's Board of Directors. The matching rate percentage was 6% in 2002 and 2001.

(c) Participant Accounts

Each participant's account is credited with the participant's contribution, the employer matching contribution and allocations of Plan earnings. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d) Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Employees become vested in the employer contribution portion of their account according to the following schedule:

Years of credited service	Percent vested
Less than 1 year	0%
1 year but less than 2 years	25%
2 years but less than 3 years	50%
3 years but less than 4 years	75%
4 years or more	100%

(e) Payment of Benefits

Benefits under the Plan are paid upon separation from service, death, disability, or retirement. Upon a participant's death, the entire account balance will be paid to his/her beneficiary. Hardship withdrawals are permitted for "severe" financial hardships, as defined by the Plan. Payment of benefits shall be in the form of a lump-sum payment or in annual installments over a period not extending beyond the shorter of ten years or a participant's life expectancy or the joint and last survivor expectancy of the participant and his/her beneficiary. Payment shall be determined each year based upon the amount of the participant's accrued benefit as of the prior December and the remaining number of payment periods.

(f) Administrative Costs

Certain administrative expenses of the Plan were paid by the Company in 2002 and 2001.

(g) Forfeited Accounts

Employer matching contributions that are forfeited are used to offset the amount of employer matching contributions to the Plan. Employer matching contributions were reduced by $10,581 and $0 in 2002 and 2001, respectively, from forfeited nonvested accounts. At December 31, 2002, forfeited nonvested accounts totaled $134, which will be used to offset employer contributions in 2003.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

C-COR.NET CORP.
SUPPLEMENTAL EXECUTIVE
RETIREMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(b) Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(c) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value except for the investment contract with an insurance company, which is valued at contract value which approximates fair value. The Plan's pooled separate accounts are valued based on the net unit value as determined by CIGNA Retirement & Investment Services (CIGNA), the custodian of the Plan. The Company's common stock is stated at market value as quoted on the National Association of Securities Dealers Automated Quotation System. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(d) Payment of Benefits

Benefits are recorded when paid.

(3) Investments

The following table presents investments at December 31 2002 and 2001. Investments that represent five percent or more of the Plan's net assets are separately identified.

	2002	2001
Investments at estimated fair value:		
Janus Worldwide	$ 278,736	297,983
Levin Large Cap Value	223,784	—
S&P 500 Index Fund	102,043	—
Berger Small Cap Value	73,190	—
Morgan Stanley Large Cap Growth	69,620	—
Federated Max-Cap	—	136,395
Fidelity Advisor Growth Opportunities	—	116,147
Fidelity Growth and Income	—	87,850
Invesco Equity Income	—	80,971
Other	61,721	132,502
	809,094	851,848
Investments at quoted fair value:		
C-COR.net Corp. common stock	148,165	459,611
Investment at contract value:		
CIGNA Guaranteed Income Contract	23,365 *	—
Total investments	$ 980,624	1,311,459

* Less than 5% of Plan net assets in the current year

During the years ended December 31, 2002 and 2001, the Plan's investments (including gains and losses on investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

		2002	2001
Investments at estimated fair value:			
Pooled separate accounts	$	(128,430)	(72,670)
Investments at quoted fair value:			
C-COR.net Corp. common stock		(508,672)	170,461
Net appreciation (depreciation) in fair value	$	(637,102)	97,791

(4) Investment Contract with Insurance Company

The Plan has an investment contract with CIGNA, and contributions are maintained in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by CIGNA. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield of the CIGNA Guaranteed Income Contract was 4.95% in 2002. The crediting interest rate as of December 31, 2002 was 4.95%.

(5) Transfers to Qualified Plan

In conjunction with the compliance testing of the C-COR.net Corp. Retirement Savings and Profit Sharing Plan (Qualified Plan), participants may elect on an annual basis, consistent with Sections 402(g), 415, and the limitations of 401(k)(3) and 401(m) of the Internal Revenue Code (IRC), to transfer a percentage of their deferred compensation for the current plan year from the Plan to the Qualified Plan. The percentage shall be determined in a manner to maximize the elective deferrals under the Qualified Plan of highly compensated employees. Funds eligible for transfer to the Qualified Plan were $165,841 and $115,846 for the years ended December 31, 2002 and 2001, respectively. The eligible transfer amounts are reflected as liabilities of the Plan at December 31, 2002 and 2001.

(6) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, participants will become 100 percent vested in their accounts. Upon such termination, each participant will receive the value of their accrued benefit in the form of a lump-sum payment to be made no later than 120 days following the termination date.

(7) Tax Status

The Plan is a nonqualified deferred compensation plan which is exempt from most provisions of ERISA, as participation is limited to certain highly compensated members of management and employees who are selected for participation in the Plan. The Plan is not subject to any provisions of and is not qualified under Section 401(a) of the IRC.

(8) Related-Party Transactions

Plan investments include units of pooled separate accounts and a general account administered by CIGNA. CIGNA is the custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, the Plan maintains investments in the Company's common stock.

Independent Auditors' Consent

The Board of Directors
C-COR.net Corp.:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-49826) of C-COR.net Corp. of our report dated July 3, 2003, with respect to the statements of net assets available for benefits of the C-COR.net Corp. Supplemental Executive Retirement Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended, which report appears in the December 31, 2002 annual report on Form 11-K of the C-COR.net Corp. Supplemental Executive Retirement Plan.

KPMG LLP

Harrisburg, Pennsylvania
July 9, 2003